Exhibit 99.1

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets
(“Balance Sheets”)	2

Consolidated Statements of Operations
(“Statements of Operations”)	3

Consolidated Statements of Shareholders’ Equity
(“Statements of Shareholders’ Equity”)	4-5

Consolidated Statements of Cash Flows
(“Statements of Cash Flows”)	6

Notes to the Consolidated Financial Statements
(“Financial Statements”)	7-57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ayr Wellness Inc. (formerly Ayr Strategies Inc.) (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021.

New York, NY

March 17, 2022

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Consolidated Balance Sheets

(Expressed in United States Dollars, Except Number of Shares)

	Year Ended
	December 31, 2021	December 31, 2020
ASSETS
Current
Cash	$154,342,201	$127,238,165
Accounts receivable, net	7,412,906	3,464,401
Due from related parties	-	135,000
Inventory, net	93,362,985	22,919,605
Prepaid expenses, deposits, & other current assets	10,949,349	5,270,381
	$266,067,441	$159,027,552
Non-current
Property, plant, & equipment, net	275,222,166	69,104,080
Intangible assets, net	978,915,457	252,357,677
Right-of-use assets - operating	88,720,082	22,546,256
Right-of-use assets - finance, net	17,527,126	877,310
Goodwill	229,909,562	57,963,360
Equity investments	-	503,509
Deposits & other assets	3,550,039	2,540,674
Total assets	$1,859,911,873	$564,920,418

LIABILITIES & SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$26,983,181	$8,899,786
Accrued liabilities	32,723,734	8,706,813
Lease liabilities - operating - current portion	4,195,672	740,864
Lease liabilities - finance - current portion	3,185,460	125,440
Contingent consideration - current portion	39,868,080	-
Purchase consideration payable	811,586	9,053,057
Income tax payable	28,914,949	21,379,351
Debts payable - current portion	8,111,723	8,644,633
Accrued interest payable - current portion	7,541,634	-
	$152,336,019	$57,549,944
Non-current
Deferred tax liabilities	70,081,319	14,677,991
Lease liabilities - operating - non-current portion	87,767,033	23,474,726
Lease liabilities - finance - non-current portion	9,406,202	446,585
Contingent consideration - non-current portion	145,653,870	22,961,411
Debts payable - non-current portion	125,745,888	53,587,948
Senior secured notes, net of debt issuance costs - non-current portion	245,407,822	103,652,963
Accrued interest payable - non-current portion	3,451,016	3,301,155
Total liabilities	$839,849,169	$279,652,723
Commitments and contingencies

Shareholders' equity
Multiple Voting Shares: no par value, unlimited authorized.
Issued & outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, & Limited Voting Shares: no par value, unlimited authorized.
Issued & outstanding - 56,337,175 & 28,873,641 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized.
Issued & outstanding - 7,368,285 & 2,127,543 shares, respectively	-	-
Additional paid-in capital	1,289,827,092	530,808,494
Treasury stock - 568,300 & 63,800 shares, respectively	(7,828,037)	(556,899)
Accumulated other comprehensive income	3,265,610	3,265,610
Deficit	(265,201,961)	(248,249,510)
Total shareholders' equity	$1,020,062,704	$285,267,695
Total liabilities & shareholders' equity	$1,859,911,873	$564,920,418

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Consolidated Statements of Operations

(Expressed in United States Dollars, Except Number of Shares)

	Year Ended
	December 31, 2021	December 31, 2020
Revenues, net of discounts	$357,608,311	$155,114,454
Cost of goods sold excluding fair value items	175,646,346	66,355,014
Incremental costs to acquire cannabis inventory in a business combination	43,863,688	-
Cost of goods sold	$219,510,034	$66,355,014

Gross profit	$138,098,277	$88,759,440

Operating expenses
General and administrative	136,744,916	69,583,293
Sales and marketing	7,699,986	2,150,536
Depreciation and amortization	1,997,185	829,745
Amortization on intangible assets	38,661,734	12,024,715
Acquisition expense	9,001,683	2,945,194
Total operating expenses	$194,105,504	$87,533,483

(Loss) income from operations	$(56,007,227)	$1,225,957

Other income (expense)
Share of loss on equity investments	(31,670)	(33,591)
Foreign exchange	(62,714)	(7,783)
Fair value gain (loss) on financial liabilities	83,759,057	(529,555)
Interest expense, net	(16,549,836)	(3,203,097)
Interest income	203,587	10,112
Other, net	997,263	19,971
Total other income (expense)	$68,315,687	$(3,743,943)

Income (Loss) before taxes	$12,308,460	$(2,517,986)

Income Taxes
Current tax provision	(45,820,250)	(21,770,590)
Deferred tax benefit (provision)	16,559,339	(316,873)
Total income taxes	$(29,260,911)	$(22,087,463)

Net loss	$(16,952,451)	$(24,605,449)

Basic and diluted loss per share	$(0.30)	$(0.88)

Weighted average number of shares outstanding (basic and diluted)	57,329,350	27,892,441

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, Except Number of Shares)

					Treasury stock
	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares	Exchangeable Shares	Additional paid- in capital	Number	Amount	Accumulated other comprehensive income	Deficit	Total
	#	#	#	$	#	$	$	$	$
Balance, December 31, 2019	3,696,486	14,824,485	8,373,792	420,337,575	(29,500)	(245,469)	3,265,610	(223,644,061)	199,713,655
Stock-based compensation	-	-	-	31,156,759	-	-	-	-	31,156,759
Exercise of Rights	-	175,640	-	-	-	-	-	-	-
Exercise of Warrants	-	5,574,446	-	48,489,148	-	-	-	-	48,489,148
Conversion of Exchangeable Shares	-	8,170,805	(8,170,805)	-	-	-	-	-	-
Share issuance - make-whole	-	-	614,515	3,765,927	-	-	-	-	3,765,927
Share issuance - business combination and asset acquisition	-	128,265	1,310,041	27,059,085	-	-	-	-	27,059,085
Repurchase of Subordinate Voting Shares	-	-	-	-	(34,300)	(311,430)	-	-	(311,430)
Net loss	-	-	-	-	-	-	-	(24,605,449)	(24,605,449)

Balance, December 31, 2020	3,696,486	28,873,641	2,127,543	530,808,494	(63,800)	(556,899)	3,265,610	(248,249,510)	285,267,695

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, Except Number of Shares)

					Treasury stock
	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares	Exchangeable Shares	Additional paid- in capital	Number	Amount	Accumulated other comprehensive income	Deficit	Total
	#	#	#	$	#	$	$	$	$
Balance, December 31, 2020	3,696,486	28,873,641	2,127,543	530,808,494	(63,800)	(556,899)	3,265,610	(248,249,510)	285,267,695
Stock-based compensation	-	1,916,045	-	27,155,214	-	-	-	-	27,155,214
Tax withholding on stock-based compensation awards	-	(990,854)	-	(28,536,340)	-	-	-	-	(28,536,340)
Exercise of Rights	-	134,782	-	-	-	-	-	-	-
Exercise of Warrants	-	7,203,452	-	55,691,685	-	-	-	-	55,691,685
Conversion of Exchangeable Shares	-	841,026	(841,026)	-	-	-	-	-	-
Share issuance - business combinations, asset acquisition, and equity investment	-	13,571,090	6,081,768	576,195,758	-	-	-	-	576,195,758
Replacement options issued - business combinations	-	-	-	4,452,917	-	-	-	-	4,452,917
Equity offering	-	4,600,000	-	118,052,400	-	-	-	-	118,052,400
Exercise of options, net of options sold to cover income taxes	-	37,234	-	314,915	-	-	-	-	314,915
Conversion of convertible debt	-	232,259	-	7,429,389	-	-	-	-	7,429,389
Repurchase of Subordinate Shares	-	(81,500)	-	(1,737,340)	(504,500)	(7,271,138)	-	-	(9,008,478)
Net loss	-	-	-	-	-	-	-	(16,952,451)	(16,952,451)

Balance, December 31, 2021	3,696,486	56,337,175	7,368,285	1,289,827,092	(568,300)	(7,828,037)	3,265,610	(265,201,961)	1,020,062,704

The accompanying notes are an integral part of these consolidated financial statements

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Year Ended
	December 31, 2021	December 31, 2020
Operating activities
Net loss	$(16,952,451)	$(24,605,449)
Adjustments for:
Net fair value (gain) loss on financial liabilities	(83,759,057)	529,555
Stock-based compensation	27,155,214	31,156,759
Depreciation and amortization	8,125,151	2,812,028
Amortization on intangible assets	50,708,958	13,716,502
Share of loss on equity investments	31,670	33,591
Gain on disposal of equity investments	(177,926)	-
Incremental costs to acquire cannabis inventory in a business combination	43,863,688	-
Loss on disposal of property, plant, and equipment	50,483	-
Deferred tax (benefit) expense	(16,559,339)	316,873
Amortization on financing costs	1,744,520	90,858
Amortization on financing premium	(402,376)	-
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable	(3,916,018)	(843,162)
Inventory	(50,956,053)	(8,876,748)
Prepaid expenses and other current assets	(2,325,897)	(2,529,211)
Trade payables	(1,429,713)	1,616,253
Accrued liabilities	7,942,658	3,274,488
Interest accrued	1,446,358	2,214,061
Lease liabilities - operating	1,911,974	200,913
Income tax payable	5,717,078	16,176,408
Cash (used in) provided by operating activities	(27,781,078)	35,283,719

Investing activities
Purchase of property, plant, and equipment	(100,002,729)	(14,367,690)
Purchases of intangible assets	-	(400,000)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(92,270,242)	(35,174,880)
Cash paid for business combinations and asset acquisitions, bridge financing	(22,750,176)	(8,040,804)
Cash paid for business combinations and asset acquisitions, working capital	(4,359,040)	(2,354,375)
Payments for interests in equity accounted investments	(81,609)	(109,700)
Cash received in disposal of equity investment	1,000,000	-
Payments made by (advances to) related corporation	135,000	(50,000)
Cash paid for bridge financing	(1,200,000)	-
Deposits for business combinations	(100,000)	(1,750,000)
Cash used in investing activities	(219,628,796)	(62,247,449)

Financing activities
Proceeds from exercise of Warrants	55,691,685	48,489,148
Proceeds from exercise of options	314,915	-
Proceeds from equity offering, net of expenses	118,052,400	-
Proceeds from senior secured notes, net of financing costs	148,647,037	103,571,105
Payments of financing costs	(2,142,242)	-
Tax withholding on stock-based compensation awards	(28,536,340)	-
Repayments of debts payable	(8,749,327)	(5,615,225)
Repayments of lease liabilities - finance (principal portion)	(6,948,895)	(334,899)
Repurchase of Subordinate Shares	(1,815,323)	(311,430)
Cash provided by financing activities	274,513,910	145,798,699

Net increase in cash	27,104,036	118,834,969
Cash, beginning of the period	127,238,165	8,403,196
Cash, end of the period	154,342,201	127,238,165

Supplemental disclosure of cash flow information:
Interest paid during the period	14,243,886	1,102,193
Income taxes paid during the period	41,303,039	5,594,182
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	68,577,580	12,295,919
Recognition of right-of-use assets for finance leases	18,576,445	906,924
Issuance of Subordinate Shares related to business combinations, asset acquisitions, and make-whole provision	576,195,758	30,825,012
Issuance of Subordinate Shares related to equity component of debt	7,429,389	-
Repurchase of Subordinate Shares	7,193,155	-

The accompanying notes are an integral part of these consolidated financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

1. NATURE OF OPERATIONS

Ayr Wellness Inc. (formerly Ayr Strategies Inc.) (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the U.S., with cannabis operations in Massachusetts, Nevada, Pennsylvania, Florida, Arizona, New Jersey, and Ohio as of December 31, 2021. Through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods. The Company prepares its segment reporting on the same basis that its chief operating decision maker manages the business and makes operating decisions. The Company has one operating segment, cannabis sales. The Company’s segment analysis is analyzed regularly and will be re-evaluated when circumstances change.

The Company is a reporting issuer in the United States and Canada. The Company’s subordinate, restricted, and limited voting shares (“Subordinate Shares”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbol “AYR.A”. The Company’s Subordinate Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Company originally traded on the OTC under the symbol “AYRSF”, however, that changed on December 4, 2020 to “AYRWF”. The Company’s warrants (“Warrants”) and rights (“Rights”) were trading on the CSE under the symbols “AYR.WT” and “AYR.RT”, however, they stopped trading on September 30, 2021 and May 24, 2021, respectively.

History of the Company

The Company was incorporated on July 31, 2017 under the Business Corporations Act (Ontario) and continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia) in connection with its Qualifying Transaction, as defined below. The registered office of the Company is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8. The head office of the Company is located at 2601 South Bayshore Drive, Suite 900, Miami, FL, 33133.

On September 12, 2018, the Company incorporated a wholly-owned subsidiary in Nevada, United States, named CSAC Holdings Inc., to facilitate the proposed Qualifying Transaction. On September 17, 2018, CSAC Holdings Inc. incorporated a wholly-owned subsidiary in Nevada, United States, named CSAC Acquisition Inc. (“CSAC AcquisitionCo”).

On May 24, 2019, the Company acquired Washoe Wellness, LLC (“Washoe”), The Canopy NV, LLC (“Canopy”), Sira Naturals, Inc. (“Sira”), LivFree Wellness, LLC (“LivFree”) and CannaPunch of Nevada LLC (“CannaPunch”), which collectively constituted its Qualifying Transaction (collectively, the “Qualifying Transaction”). The Company was deemed the accounting acquirer in control of the business of the Qualifying Transaction.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

 Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

2.	BASIS OF PRESENTATION

2.1 Statement of compliance

On March 1, 2021, the United States Securities and Exchange Commission (“SEC”) declared effective the Company’s Registration Statement (No. 333-253466) on Form F-10 (“the Registration Statement”) filed on February 24, 2021.  The Registration Statement was made by a foreign issuer that is permitted, under the U.S. / Canada Multijurisdictional Disclosure System (“MJDS”) adopted by the United States, to prepare the Registration Statement in accordance with the disclosure requirements of Canadian issuers. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and in accordance with the rules and regulations of Canadian securities regulators and the SEC.

The financial statements are presented in United States dollars (“US$” or “$”) which, following the close of the Qualifying Transaction, became the Company’s presentation currency. The functional currency of each entity is determined separately in accordance with Accounting Standards Codification (ASC) 830 – Foreign Currency Matters and is measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of Ayr is US$.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The financial statements for the years ended December 31, 2021 and 2020 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation. The Company’s consolidated subsidiaries, many of which were created in connection with the business combinations described in Note 4 and elsewhere in these financial statements, are listed below, and are owned 100% by the Company unless otherwise noted:

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.1 Basis of consolidation (continued)

Subsidiaries	State of operation	Purpose
Ayr Wellness Inc.	British Columbia, CA	Parent Company
Ayr Wellness Holdings LLC	NV	Corporate - Holding Company
CSAC Holdings Inc.	NV	Corporate - Holding Company
CSAC Acquisition Inc.	NV	Corporate - Holding Company
CSAC Acquisition MA Corp	NV	Corporate - Holding Company
CSAC Acquisition MA II Corp.	NV	Corporate - Holding Company
CSAC Acquisition FL Corp ("CSAC FL")	NV	Corporate - Holding Company
CSAC Acquisition PA Corp ("CSAC PA")	NV	Corporate - Holding Company
CSAC Acquisition PA II Corp ("CSAC PA II")	NV	Corporate - Holding Company
CSAC Acquisition PA III Corp	NV	Corporate - Holding Company
CSAC Acquisition AZ Corp ("CSAC AZ")	NV	Corporate - Holding Company
CSAC Acquisition NJ Corp	NV	Corporate - Holding Company
CSAC Acquisition DE Corp	NV	Corporate - Holding Company
CSAC Acquisition IL Corp	NV	Corporate - Holding Company
CSAC Acquisition NV Corp	NV	Corporate - Holding Company
Ayr Ohio LLC	OH	Corporate - Holding Company
Ayr NJ, LLC	NV	Management Company
CSAC Ohio, LLC	NV	Production
Sira Naturals, Inc.	MA	Cultivation, Production, and Retail
CannaPunch of Nevada LLC	NV	Branded Manufactured Products
LivFree Wellness, LLC	NV	Retail
Tahoe-Reno Botanicals, LLC	NV	Cultivation
Tahoe-Reno Extractions, LLC	NV	Production
Kynd-Strainz, LLC	NV	Retail
Lemon Aide, LLC	NV	Retail
DocHouse, LLC	PA	Cultivation and Production
CannTech PA, LLC ("CannTech PA")	PA	Cultivation, Production, and Retail
Blue Camo LLC (doing businses as ("dba") "Oasis")	AZ	Corporate - Holding Company
Ocotillo Vista, Inc	AZ	Cultivation, Production, and Retail
Total Health and Wellnes, Inc.	AZ	Cultivation, Production, and Retail
WillCox OC, LLC ("WillCox") (owned 60%)	AZ	Cultivation
242 Cannabis LLC (referred to as "Liberty")	FL	Real Estate
DJMMJ Investments LLC (dba "Liberty Health Sciences Florida LTD.") (referred to as "Liberty")	FL	Cultivation, Production, and Retail
Greenlight Management, LLC	OH	Managed Services - Cultivation
Greenlight Holdings, LLC	OH	Real Estate
GSD NJ, LLC	NJ	Cultivation, Production, and Retail
PA Natural Medicine, LLC ("PA Natural")	PA	Retail
Eskar Holdings, LLC ("Eskar")	MA	Retail
DWC Investments, LLC	NV	Real Estate
Parker RE MA, LLC	NV	Real Estate
Parker RE PA, LLC	NV	Real Estate
Clear Choice Admin Services, LLC	AZ	Payroll
Mercer Strategies PA, LLC	NV	Payroll
Parker Solutions PA, LLC	NV	Payroll
Mercer Strategies MA, LLC	NV	Payroll
Parker Solutions MA, LLC	NV	Payroll
Mercer Strategies FL, LLC	NV	Payroll
Parker Solutions FL LLC	FL	Payroll
Parker Solutions OH, LLC	NV	Payroll
Parker Solutions IL, LLC	NV	Payroll
BP Solutions LLC	NV	Payroll
Klymb Project Management, Inc.	NV	Corporate

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Revenue

Accounting Standards Update (“ASU”) 2014-09 – Revenue from Contracts with Customers (“ASC 606”), which was codified in Accounting Standards Codification “ASC” Topic 606, specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. Through the application of the standard, the Company applies the following five-step model to determine the amount and timing of revenue to be recognized:

•	Identifying the contract with a customer

•	Identifying the performance obligations within the contract

•	Determining the transaction price

•	Allocating the transaction price to the performance obligations

•	Recognizing revenue when/as performance obligation(s) are satisfied.

In some cases, judgment is required in determining whether the customer is a business or the end consumer. This evaluation is made based on whether the business obtains control of the product before transferring to the end consumer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms. In determining the appropriate time of sale, the Company takes into consideration a) the Company’s right to payment for the goods or services; b) customer’s legal title; c) transfer of physical possession of the goods; and d) timing of acceptance of goods.

Revenue is recognized based on the sale of cannabis products and branded packaged goods for a fixed price when control is transferred. The amount recognized reflects the consideration that the Company expects to receive, taking into account any variation that is expected to result from rights of return and discounts. Dispensary revenue is recognized at the point of sale while wholesale revenue is recognized once Ayr transfers the significant risks and rewards of ownership of the goods and does not retain material involvement associated with ownership or control over the goods sold. In accordance with ASC 606, the Company has elected to account for its sales and excise tax on a net basis, within its Statements of Operations.

3.3 Cash and cash equivalents

The Company considers the following to be cash and cash equivalents: cash deposits in financial institutions, cash held in Company safes or lockboxes at operational locations, and deposits that are readily convertible into cash within three months or less. The Company has banking or similar relationships in all jurisdictions in which it operates. In addition, the Company has cash balances in excess of Federal Deposit Insurance Corporation (the “FDIC”) and Canadian Deposit Insurance Corporation (the “CDIC”) limits. As of December 31, 2021 and 2020, there are no cash equivalents.

3.4 Accounts receivable

Accounts receivable from wholesale sales are recorded net of an allowance for doubtful accounts. The Company estimates allowance for doubtful accounts based on various factors such as historical data and specific customer situations. As of December 31, 2021, and 2020, the Company had approximately $87,000 and nil, in allowance for doubtful accounts, respectively. For the years ended December 31, 2021 and 2020, the Company wrote off approximately $104,000 and $6,000, respectively.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.5 Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method in accordance with ASC 805 – Business Combination (“ASC 805”). The Company performs an assessment whether the acquisition is a business combination or asset acquisition based on the conditions surrounding the event using guidance from ASC 805. If the acquisition is determined to be a business combination, the Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

Consideration transferred includes the fair value of the assets transferred (including cash), the liabilities incurred by the Company on behalf of the acquiree, any contingent consideration and any equity interests issued by the Company. Transaction costs, other than those directly associated with the issuance of debt or equity securities that the Company incurs in connection with a business combination, are expensed as incurred.

The acquisition date is the date when the Company obtains control of the acquiree. Contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as a liability is re-measured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 450 – Contingencies and ASC 820 – Fair Value Measurement, as appropriate with corresponding gain or loss recorded in the statements of operations, see Note 13.

3.6 Inventory

Inventories are primarily comprised of finished goods, work-in-process, raw materials, and supplies. Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Raw materials and work-in-process are stated at the lower of cost and net realizable value, with cost being determined using the weighted average cost method. Finished goods inventory is stated at the lower of cost and net realizable value, with cost being determined on the first-in, first-out (“FIFO”) accounting method.

Costs incurred during the growing process are capitalized as incurred to the extent that cost is less than net realizable value. Any subsequent post-harvest costs, including direct costs such as materials, labor, related overhead, and depreciation expense on equipment attributable to processing, are capitalized to inventory to the extent that cost is less than net realizable value. Inventories of purchased finished goods and packing materials, other than inventory acquired through business combinations, are initially valued at cost and subsequently at the lower of cost and net realizable value. The Company reviews inventories for obsolete, spoiled, and slow-moving goods and any such inventories identified are written down to net realizable value. Inventory acquired in a business combination is valued at fair value less selling costs.

3.7 Property, plant, and equipment (“PPE”)

PPE is stated at cost less accumulated depreciation, amortization, and impairment losses, if any. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. PPE acquired in a business combination is initially recorded at fair value.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.7 Property, plant, and equipment (“PPE”) (continued)

Depreciation and amortization are provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the straight-line method over the following expected useful lives:

•	Furniture and fixtures – 5 to 7 years

•	Office equipment – 3 to 5 years

•	Machinery and equipment – 5 to 15 years

•	Auto and trucks – 5 years

•	Leasehold improvements – the shorter of the useful life or life of the lease

•	Buildings – 39 years

•	Land – not depreciated

•	Construction in progress – not depreciated until placed in service

An item of PPE is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statements of operations.

Construction in progress is transferred to the appropriate asset class when available for use and depreciation or amortization of the assets commences at that point of time.

The Company conducts a periodic assessment of the residual balances, useful lives, and depreciation or amortization methods being used for PPE and any changes arising from the assessment are applied by the Company prospectively.

Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company capitalizes interest on debt in projects under construction. Upon the asset becoming available for use, capitalized interest costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.

3.8 Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets, separately identifiable according to ASC 805 – Business Combinations, acquired in a business combination are initially measured at fair value as of the acquisition date. Amortization periods of assets with finite lives are based on management’s estimates at the date of acquisition and are amortized over their estimated useful lives. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.8 Intangible assets (continued)

(a)  Goodwill

The Company measures goodwill as the fair value of the consideration transferred, including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets and liabilities assumed, all measured as of the acquisition date. Goodwill is allocated to a specific reporting unit upon acquisition. The Company’s policy is to first perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. The amount of goodwill impairment, if any, is determined as the excess of the carrying value of the reporting unit’s goodwill over the fair value of that reporting unit. Impairment testing is performed annually by the Company, or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. Management makes estimates during impairment testing as judgment is required to determine indicators of impairment and estimates are used to determine the fair value that is used to measure impairment losses. The Company assesses the fair values of its intangible assets, and its reporting unit for goodwill testing purposes, as necessary, using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows.

(b)  Finite-lived intangible assets

Intangible assets are recorded at cost unless acquired through a business combination and recorded at fair value, less accumulated amortization and impairment losses. Amortization is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets, which include licences/permits, right-to-use licenses, host community agreements, and trade name/brand have useful lives of 15, 15, 15, and 5 years, respectively. Such assets are tested for impairment if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed periodically, and any changes in estimates are accounted for prospectively.

(c)  Impairment of long-lived assets

Long-lived assets such as PPE and finite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach, or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections, and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.9 Leases

The Company applies the accounting guidance in ASC 842 – Leases, and assesses whether a contract is or contains a lease, at inception of a contract. Leases are recognized as a right-of-use asset (“ROU”) and corresponding liability at the commencement date based on the present value of the future minimum lease payments over the lease term. Operating leases are included in ROU – operating and lease liabilities – operating on the balance sheets. For operating leases, the Company records operating lease expense. Finance leases are included in ROU – finance, net and lease liabilities – finance are included in other current liabilities and other non-current liabilities on the balance sheets based on their payment dates. For finance leases, the Company records interest expense on the lease liability in addition to amortizing the right-of-use asset (generally straight-line) over the shorter of the lease term or the useful life of the right-of-use asset. The Company primarily leases space for corporate offices, retail, cultivation, and manufacturing under non-cancellable operating leases. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease.

Lease liabilities include the net present value of fixed payments (including in-substance fixed payments), variable lease payments that are not based on an index or a rate or subject to a fair market value renewal, amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The Company allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component and the aggregate stand-alone price of the non-lease components. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The period over which the lease payments are discounted is the reasonably certain lease term, including renewal options that the Company is reasonably certain to exercise. Renewal options are included in a number of leases across the Company.

Payments associated with short-term leases are recognized as an expense on a straight-line basis in the statements of operations. Short-term leases are leases with a lease term of 12 months or less. Variable lease payments that depend on an index or a rate or are subject to a fair market value renewal are expensed as incurred and recognized in the statements of operations.

3.10 Equity investments

An associate is an entity over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy of the investee but without control or joint control over those policies. Interests in associates are accounted for using the equity method and are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of income or loss and distributions of the investee. The carrying value of associates is assessed for impairment at each balance sheet date. Significant influence is presumed if the Company holds between 20% and 50% of the voting rights, unless evidence exists to the contrary.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investees in which the Company has joint control and rights to the net assets thereof are defined as joint ventures. Joint ventures are also accounted for under the equity method.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.11 Non-controlling interests

Equity interests owned by parties that are not shareholders of the Company in consolidated subsidiaries are considered non-controlling interests. The share of net assets attributable to non-controlling interests are presented as a component of equity while the share of net income or loss is recognized in the statements of operations. Changes in Ayr’s ownership interest that do not result in a loss of control of these less than wholly-owned subsidiaries are accounted for as equity transactions. Non-controlling interest activity is immaterial to the financial statement as of and for the years ended December 31, 2021 and 2020.

3.12 Derivatives

The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then revalued at each reporting date, with changes in the fair value reported in the Company’s financial statements. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date (see Note 16).

The classification of derivative instruments, including whether such instruments should be recognized as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the financial statement date.

3.13 Loss per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Subordinate Shares, multiple voting shares of the Company (“Multiple Voting Shares”), and Exchangeable Shares (as defined in Note 4), during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, restricted stock units (“RSUs”), and vested options. The “treasury stock method” is used for the assumed proceeds upon the exercise of the Exchangeable Shares, Warrants, and vested options that are used to purchase Subordinate Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, contingent shares, and vested options, therefore, basic loss per share and diluted loss per share will be the same.

	Year Ended
Potential Diluted Shares Breakout	December 31, 2021	December 31, 2020
Warrants	1,868,225	2,055,437
Rights	-	138,394
Options	86,011	-
RSUs	1,955,240	1,711,736
Total	3,909,476	3,905,567

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.14 Stock-based payments

(a) Stock-based payment transactions

Certain employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of stock-based payment transactions, whereby employees render services as consideration for equity instruments.

Stock-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued. In situations where equity instruments are issued to non-employees and some or all of the fair value of the good or service received by the Company as consideration cannot be specifically identified, they are measured at fair value of the stock-based payment. Stock-based payment transactions are primarily for individuals whose compensation has been classified as part of general and administrative expenses in the statement of operations.

The costs of equity-settled transactions with employees are measured by reference to the fair value of the stock price at the date on which they are granted, using an appropriate valuation model. The value of the transaction is expensed through the vesting period. Market and performance based RSUs are fair valued through Monte-Carlo simulations and are expensed over the indicative service period. Performance RSUs are recorded once the condition is probable to occur.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”).

The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date as the Company’s policy is to account for forfeitures as they occur. The income or loss for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and the corresponding amount is represented in additional paid-in capital. At the end of each reporting period, the Company assesses if any forfeitures occurred and recognizes the impact in the statements of operations.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting for expense purposes irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense is recognized for any modification which increases the total fair value of the stock-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. When an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is derecognized at that time through the statements of operations.

RSUs are issued on the vesting dates, sometimes net of the applicable statutory tax withholding to be paid by the Company on behalf of the employees. In those instances, lower shares are issued than the number of RSUs vested and the tax withholding is recorded as a reduction to paid-in capital. The terms of the stock-based payment awards allow an entity with a statutory income tax withholding obligation to withhold shares with a fair value up to the maximum statutory tax in the employee’s applicable jurisdiction.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.14 Stock-based payments (continued)

(b) Warrants

The Company determines the accounting classification of warrants, as either liability or equity, by assessing ASC 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging. Under ASC 480, warrants are considered a liability if the warrants are mandatorily redeemable, obligate the Company to settle the warrants or the underlying shares by paying cash or other assets, or warrants that must or may require settlement by issuing a variable number of shares. Under ASC 815, warrants are considered liabilities if contracts require or may require the issuer to net settle the contract for cash. Such derivatives are recorded as a liability at fair value until they are settled or expire, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature.

After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the statements of operations. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date unless the warrants are modified.

The Company determined that all of its outstanding warrants are freestanding instruments which do not meet the characteristics of a liability and therefore are classified as equity.

3.15 Loss contingencies

Loss contingencies are recognized when the Company has a present obligation that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Loss contingencies are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation.

3.16 Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of a financial instrument or non-financial derivative contract. All financial instruments are measured at fair value on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL (as defined below), are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in the statements of operations.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.16 Financial instruments (continued)

Classification and subsequent measurement

The Company classifies financial assets, at the time of initial recognition, according to the Company’s business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are classified in the following measurement categories:

a) amortized cost (“AC”);

b) fair value through profit or loss (“FVTPL”); and

c) fair value through other comprehensive income (“FVTOCI”).

Financial assets are subsequently measured at amortized cost if both of the following conditions are met and they are not designated as FVTPL: a) the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows; and b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at amortized cost using the effective interest rate method, less any impairment, with gains and losses recognized in the statements of operations in the period that the asset is derecognized or impaired. All financial assets not classified at amortized cost as described above are measured at FVTPL or FVTOCI depending on the business model and cash flow characteristics. The Company has no financial assets measured at FVTOCI.

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method with gains and losses recognized in the statements of operations in the period that the liability is derecognized, except for financial liabilities classified as FVTPL.

Refer to Note 16 for the classification and fair value (“FV”) level of financial instruments.

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the statements of operations.

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the statements of operations.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.17 Foreign currency transactions and translations

Foreign currency transactions are translated into the functional currency of the entity using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, such as remeasurement of local currency into functional currency, are recognized in the statements of operations.

The results and financial position of an entity that has a functional currency different from the presentation currency is translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet; and

•	income and expenses for each statement of operations are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated as the rate on the dates of the transactions).

Effect of translation differences, such as translation of foreign currency into reporting currency, are accumulated and presented as a component of equity under accumulated other comprehensive income.

3.18 Taxation

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Ayr recognizes deferred tax assets to the extent that Ayr believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If Ayr determines that Ayr would be able to realize our deferred tax assets in the future in excess of their net recorded amount, Ayr would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company is subject to ongoing tax exposures, examinations and assessments in various jurisdictions. Accordingly, the Company may incur additional tax expense based upon the outcomes of such matters. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position within twelve months of the reporting date.

As the Company operates in the cannabis industry, the Company is subject to the limits of the United States Internal Revenue Code (“IRC”) Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

 Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates

The application of the Company’s accounting policies requires management to use estimates and judgments that can have a significant effect on the revenues, expenses, assets and liabilities recognized, and disclosures made in the financial statements.

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions, and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

The global pandemic outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, self-imposed quarantine periods and social distancing, may cause material disruption to businesses globally resulting in an economic slowdown. COVID-19, as well as the increase in inflation and gas prices, has cast uncertainty on the assumptions used by management in making its judgments and estimates. Management has not observed any indicators of impairment to assets or a significant change in the fair value of assets due to COVID-19. The Company implemented new safety procedures in accordance with the guidance from the CDC at all locations to better protect the health and safety of both employees and customers. The Company is re-assessing its response to and any potential impact of the COVID-19 pandemic on an ongoing basis.

The following areas require management’s critical estimates and judgments:

(a) Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 805 – Business Combinations.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the consideration transferred based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management is required to finalize its allocation on the earlier of the date that information becomes known, but no later than one year from the acquisition date. Until such time, these values might be provisionally reported and are subject to change. During the measurement period, adjustments to provisional purchase price allocations are recognized if new information is obtained about the facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates (continued)

(a) Business combinations (continued)

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when contingent considerations are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Judgment is applied in determining whether a transaction is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

(b) Inventory

In calculating the value of inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, expected yields for the cannabis plants, harvesting costs, net realizable value, selling costs, average or expected selling prices, fair value of inventory acquired in a business combination and impairment factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value as well as investigates slow moving inventory, if applicable. The estimates are judgmental in nature and are made at a point in time, using available information, such as expected business plans and expected market conditions. Periodic reviews are performed on the inventory balance with the changes in inventory reserves reflected in cost of goods sold.

(c) Estimated useful lives and depreciation of PPE

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(d) Valuation, estimated life and impairment of intangible assets

Management uses significant judgment in estimating the useful lives and impairment. Impairment tests rely on judgments and estimates related to growth rates, discount rates, and estimated margins.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.19 Significant accounting judgments and estimates (continued)

(e) Goodwill impairment

Goodwill is tested for impairment annually on December 31st of each fiscal year and whenever events or changes in circumstances indicate that the carrying amount of goodwill may have been impaired. In order to determine that the value of goodwill may have been impaired, the Company may perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. A number of factors, including historical results, business plans, forecasts, and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill. The Company has not recognized any goodwill impairments during the years ended December 31, 2021 and 2020.

(f) Leases

Each capitalized lease is evaluated to determine if the Company would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Company used discounted lease payments using a weighted-average rate in the range of 7.8% to 15.5% per annum. The weighted-average rate is based on the Company’s incremental borrowing rate, which relies on judgments and estimates.

(g) Provisions and contingent liabilities

When the Company is more-likely-than-not to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

(h) Financial instruments

To determine the fair value of financial instruments, the Company develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets, and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net loss.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.20 Change in accounting standards

The Company is treated as an “emerging growth company” per the definition under the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13 Topic 326 Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which was subsequently revised by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (“ASU 2016-13”), which introduces a new model for assessing impairment on most financial assets. Entities will be required to use a forward-looking expected loss model, which will replace the current incurred loss model, which will result in earlier recognition of allowance for losses. ASU 2016-13 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The Company is evaluating the adoption date and impact, if any, adoption will have on its financial statements.

In December 2019, the FASB issued ASU 2019-12 Topic 740 – Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The Company is evaluating the adoption date and impact, if any, adoption will have on its financial statements.

In January 2020, the FASB issued ASU 2020-01 Topic 321 – Investments - Equity Securities, Topic 323 – Investments – Equity Method and Joint Ventures, and Topic 815 – Derivatives and Hedging (collectively “ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company’s fiscal year beginning after December 15, 2021, and interim periods therein. The Company is evaluating the adoption date and impact, if any, adoption will have on its financial statements.

In August 2020, the FASB issued ASU No. 2020-06 Subtopic 470-20 – Debt—Debt with Conversion and Other Options and Subtopic 815-40 Derivatives and Hedging—Contracts in Entity’s Own Equity: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), to improve financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. ASU 2020-06 is effective for the Company’s fiscal year beginning after December 15, 2021, including interim periods therein. The Company is evaluating the adoption date and impact, if any, adoption will have on its financial statements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.20 Change in accounting standards (continued)

In January 2017, the FASB issued ASU 2017-04 Topic 350 – Intangibles - Goodwill and Other, Simplifying the Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for the Company’s fiscal year beginning December 15, 2022. Early adoption is permitted for fiscal years beginning after January 1, 2017. The Company early adopted this guidance in 2021. There was no impact on the Company’s financial statements upon adoption.

In May 2021, the FASB issued ASU 2021-04 Topic 260 – Earnings Per Share, Subtopic 470-50 – Debt - Modifications and Extinguishments, Topic 718 – Compensation - Stock Compensation, Subtopic 815-40 – Derivatives and Hedging – Contracts in Entity’s Own Equity (“ASU 2021-04”). ASU 2021-04 updates the guidance in connection with modifying equity issued warrants. The entity would recognize the increase in the warrant’s fair value as an equity issuance cost. The Company early adopted this guidance in 2021. There was no impact on the Company’s financial statements upon adoption.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Company and its wholly-owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Subordinate Shares or non-voting exchangeable shares of the Company’s subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. The Company treats the Exchangeable Shares as options with a value equal to a share of Subordinate Shares, which represents the holder’s claim on the equity of the Company. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these financial statements due to (i) the fact that they are economically equivalent to the Company’s publicly traded Subordinate Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws, but may dispose of the Exchangeable Shares through the CSE by exchanging them for Subordinate Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on loss per share.

The goodwill recognized on acquisitions is attributable mainly to the expected future growth potential and expanded customer base arising as a result of the completion of the respective acquisition. Goodwill has been allocated to the reporting units corresponding to the states of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. For further analysis on goodwill relating to business combinations, see Note 7. All the acquisitions noted below were accounted for in accordance with ASC 805 as either business combinations or asset acquisitions.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2021 Fourth Quarter Acquisition

Business combination

On October 4, 2021, the Company completed its acquisition of PA Natural through a membership interest purchase agreement.

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

The preliminary fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

PA Natural
$
ASSETS ACQUIRED
Cash	2,223,523
Inventory, net	2,669,998
Prepaid expenses and other assets	77,351
Intangible assets - licenses/permits	101,000,000
Property, plant, and equipment	847,747
Right-of-use assets - operating	785,780
Deposits	5,600
Total assets acquired at fair value	107,609,999

LIABILITIES ASSUMED
Trade payables	1,991,425
Accrued liabilities	317,868
Lease liabilities - operating	703,495
Total liabilities assumed at fair value	3,012,788

Goodwill	15,158,663

Consideration transferred	119,755,874

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

PA Natural Business Combination

PA Natural is an operator of three licensed retail dispensaries. PA Natural has locations in Bloomsburg, State College, and Selinsgrove, PA.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$36,497,692
Debt Payable	ii		25,000,000
Shares Issued	iii	814,329	19,216,937
Contingent Consideration	iv		39,041,245

Total		814,329	$119,755,874

Pursuant to the terms of the Definitive Agreement (“PA Natural Agreement”), Ayr satisfied the purchase price of $119.8 million for PA Natural through the following:

i.	$36.5 million of the PA Natural purchase price in the form of cash consideration and settlement of the final working capital which is deemed immaterial;

ii.	$25.0 million of the PA Natural purchase price in the form of a promissory note payable;

iii.	$19.2 million of the PA Natural purchase price in the form of 814,329 Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for four to twelve months (the “PA Natural Lock-Up Provision”). The fair value of the shares was determined by the share price at the date of acquisition and an 11% discount rate attributed to the contractual restrictions; and

iv.	A portion of the PA Natural purchase price is derived from an earn-out provision through December 31, 2021 based on adjusted earnings before interest tax depreciation and amortization (“EBITDA”), a non-GAAP measure, consisting of cash, a promissory note, and Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved, see Note 13 for more information.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2021 Third Quarter Acquisitions

Business combination

On September 15, 2021, the Company completed its acquisition of GSD NJ LLC (“Garden State Dispensary” or “GSD”) through a membership interest purchase agreement.

Asset Acquisition

On July 1, 2021, the Company completed its acquisitions of Eskar Holdings, LLC, (“Eskar”) through a membership interest purchase agreement. Collectively, the GSD and Eskar acquisitions are referred to as the “Q3 2021 Acquisitions”.

The details of the purchase consideration consist of cash, debt, Exchangeable Shares, and contingent consideration.

Final valuations of the assets acquired and liabilities assumed for the acquisition of GSD are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. During the year ended December 31, 2021, measurement period adjustments were recorded because of changes to various estimates and assumptions, with the cumulative effect impacting goodwill, such as intangible assets increasing $12.0 million. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

The preliminary fair value of the identifiable assets acquired and liabilities assumed for GSD as of the acquisition date are as follows:

	GSD	Eskar	Total
	$	$	$
ASSETS ACQUIRED
Cash	579,560	-	579,560
Inventory, net	3,237,125	-	3,237,125
Prepaid expenses and other assets	67,449	-	67,449
Intangible assets - licenses/permits	172,000,000	-	172,000,000
Intangible assets - host community agreements	-	1,000,000	1,000,000
Property, plant, and equipment	30,699,183	-	30,699,183
Right-of-use assets - operating	13,234,034	-	13,234,034
Deposits	193,610	-	193,610
Total assets acquired at fair value	220,010,961	1,000,000	221,010,961

LIABILITIES ASSUMED
Trade payables	1,658,180	-	1,658,180
Accrued liabilities	444,784	-	444,784
Advance from related parties	22,750,176	-	22,750,176
Lease liabilities - operating	13,025,508	-	13,025,508
Debts payable	3,000,000	-	3,000,000
Total liabilities assumed at fair value	40,878,648	-	40,878,648

Goodwill	11,523,843	-	11,523,843

Consideration transferred	190,656,156	1,000,000	191,656,156

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

GSD Business Combination

GSD has three open dispensaries, the maximum allowed under its permit, at highway locations throughout the central region of the State of New Jersey, as well as approximately 30,000 sq. ft. of operational cultivation and production facilities. An additional 75,000 sq. ft. of cultivation is under construction.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$41,860,310
Debt Payable	ii		29,490,630
Shares Issued	iii	1,511,334	29,744,216
Contingent Consideration	iv		89,561,000

Total		1,511,334	$190,656,156

Pursuant to the terms of the Definitive Agreement (“GSD Agreement”), Ayr satisfied the purchase price of $190.7 million for GSD through the following:

i.	$41.9 million of the GSD purchase price in the form of cash consideration and settlement of the final working capital, which is deemed immaterial;

ii.	$29.5 million of the GSD purchase price in the form of a promissory note payable;

iii.	$29.7 million of the GSD purchase price in the form of 1,511,334 Exchangeable Shares, these shares have contractual restrictions on their ability to be sold for four to twelve months (the “GSD Lock-Up Provision”). The fair value of the shares was determined by the share price at the date of acquisition and a 9.2% discount rate attributed to the contractual restrictions; and

iv.	A portion of the GSD purchase price is derived from an earn-out provision through December 31, 2022, subject to extension, based on exceeding revenue target thresholds, consisting of cash, a promissory note, and Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved, see Note 13 for more information.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Eskar Asset Acquisition

Pursuant to the agreements, the Company acquired rights to legally open and operate an adult-use cannabis licensed retail store along with the purchase of the property located in the Town of Watertown, Massachusetts.

The Eskar acquisition did not meet the definition of a business according to ASC 805 and as such, it was recorded as an asset acquisition.

Purchase consideration for the acquisition was $1,000,000, paid in cash, all of which was allocated to intangible assets – host community agreements.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

2021 First Quarter Acquisitions

Business combinations

On February 26, 2021, the Company completed its acquisition of Liberty in a stock-for-stock combination. On March 23, 2021, the Company completed its acquisition of Oasis through a membership interest purchase agreement. On March 31, 2021, the Company completed its acquisition of Ohio Medical Solutions, LLC (“Ohio Medical”) through an asset purchase agreement.

Asset acquisition

On March 30, 2021, the Company completed its acquisition of Greenlight Management, LLC (“Greenlight Management”) and Greenlight Holdings, LLC (“Greenlight Holdings”) through a membership purchase agreement. Greenlight Management has a management agreement with Parma Wellness, Center, LLC (“Parma”). Collectively, the Liberty, Oasis, Ohio Medical, and Parma acquisitions are referred to as the “Q1 2021 Acquisitions”.

The details of the purchase consideration consist of cash, debt, Subordinate Shares, Exchangeable Shares, contingent consideration, purchase consideration payable, and replacement options issued.

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. During the year ended December 31, 2021, measurement period adjustments were recorded related to the Liberty transaction because of changes to various estimates and assumptions, with the cumulative effect impacting goodwill. Inventory decreased $6.6 million, property, plant and equipment decreased $1.7 million, right-of-use assets decreased $2.1 million, income taxes decreased $1.5 million, deferred taxes increased $1.4 million and lease liabilities decreased $2.1 million. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	Liberty	Oasis	Parma	Ohio Medical	Total
	$	$	$	$	$
ASSETS ACQUIRED
Cash	6,650,137	8,237,240	-	-	14,887,377
Accounts receivable	-	26,125	-	6,362	32,487
Inventory, net	46,842,186	10,288,630	-	313,076	57,443,892
Prepaid expenses and other assets	817,824	463,825	-	96,974	1,378,623
Intangible assets - licenses/permits	270,000,000	220,000,000	-	11,739	490,011,739
Intangible assets - right-to-use licenses	-	-	13,255,000	-	13,255,000
Property, plant, and equipment	56,745,883	10,898,530	3,910,000	493,239	72,047,652
Right-of-use assets - operating	11,750,150	15,824,407	-	3,488,670	31,063,227
Right-of-use assets - finance, net	378,992	13,095	-	-	392,087
Deposits	619,377	166,200	-	252,000	1,037,577
Total assets acquired at fair value	393,804,549	265,918,052	17,165,000	4,662,060	681,549,661

LIABILITIES ASSUMED
Trade payables	3,274,256	2,901,326	-	-	6,175,582
Accrued liabilities	5,383,075	2,720,381	-	15,000	8,118,456
Income tax payable	1,818,520	-	-	-	1,818,520
Deferred tax liabilities	71,962,667	-	-	-	71,962,667
Lease liabilities - operating	11,693,248	15,824,408	-	3,497,060	31,014,716
Lease liabilities - finance	378,992	13,095	-	-	392,087
Debts payable	7,479,389	-	-	-	7,479,389
Accrued interest	153,057	-	-	-	153,057
Total liabilities assumed at fair value	102,143,204	21,459,210	-	3,512,060	127,114,474

Goodwill	114,682,655	30,581,041	-	-	145,263,696

Consideration transferred	406,344,000	275,039,883	17,165,000	1,150,000	699,698,883

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Liberty Business Combination

Liberty is a vertically integrated cannabis company with cultivation, processor, transporter, and retail dispensary operations in Florida. Liberty owns a 387-acre cultivation campus in Gainesville, Florida with over 300,000 square feet of production facilities and operates dispensaries in the medical market.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Share Capital	i	12,670,958	$399,499,188
Purchase Consideration Payable	ii	75,864	2,391,895
Replacement Options Issued	iii	248,412	4,452,917

Total		12,995,234	$406,344,000

Pursuant to the terms of the Definitive Agreement (“Liberty Agreement”), Ayr satisfied the purchase price of $406.3 million for Liberty through the following:

i.	$399.5 million of the Liberty purchase price in the form of 12,670,958 Subordinate Shares of the Company in a stock-for-stock combination. Liberty shareholders received 0.03683 Ayr shares for each Liberty share held;

ii.	$2.4 million of the Liberty purchase price in the form of 75,864 Subordinate Shares were issued to dissenting Liberty shareholders who subsequently withdrew their dissent notices. On April 1, 2021, the dissenting Liberty shareholders received 0.03683 Ayr Subordinate Shares for each share held and the Company recognized a gain from fair value adjustment of $102,351, see Note 13; and

iii.	$4.5 million of the Liberty purchase price in the form of 248,412 replacement options issued that were fully vested.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Oasis Business Combination

Oasis is a vertically integrated cannabis company with a cultivation, processing, and retail dispensary operations in Arizona. Oasis operates a 10,000 square foot cultivation and processing facility and has an 80,000 square foot cultivation facility under development. Oasis operates three dispensaries in both the adult-use and medical markets.

Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$9,732,751
Debt Payable	ii		22,504,885
Shares Issued	iii	4,570,434	125,187,247
Contingent Consideration	iv		117,615,000

Total		4,570,434	$275,039,883

Pursuant to the terms of the Definitive Agreement (“Oasis Agreement”), Ayr satisfied the purchase price of $275.0 million for Oasis through the following:

i.	$9.7 million of the Oasis purchase price in the form of cash consideration;

ii.	$22.5 million of the Oasis purchase price in the form of promissory notes payable. The notes are subjected to adjustment based on a final working capital adjustment;

iii.	$125.2 million of the Oasis purchase price in the form of 4,570,434 Exchangeable Shares, that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. Two million of the Exchangeable Shares are held in escrow and may be payable upon the achievement of established cultivation targets at the facility under development. These shares have restrictions on their ability to be sold for six to eighteen months (the “Oasis Lock-Up Provision”). The fair value of the shares was determined by the share price at the date of acquisition and a 15% discount rate attributed to the contractual restrictions; and

iv.	A portion of the Oasis purchase price is derived from an earn-out provision through December 31, 2022 based on adjusted EBITDA, a non-GAAP measure, consisting of cash and Exchangeable Shares, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved, see Note 13 for more information.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATIONS AND ASSET ACQUISITIONS (Continued)

Parma Asset Acquisition

Greenlight Management operates on a 58,000 square foot facility in Parma, Ohio under a management agreement with Parma. Parma is a recipient of a Tier 1 Cultivator Provisional License in the medical cannabis market in Ohio. The land and building where the facility is located are owned by Greenlight Holdings.

As the Parma acquisition did not meet the definition of a business according to ASC 805, and as such, it was recorded as an asset acquisition. Purchase consideration for the acquisition was $17,165,000, paid in cash.

Ohio Medical Business Combination

Ohio Medical is a cannabis processor and manufacturer in the Ohio medical market with a 9,000 square foot medical marijuana processing facility that is licensed as part of the Ohio medical cannabis program.

Purchase consideration for the combination was $1,150,000, paid in cash.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

2020 Fourth Quarter Acquisitions

On November 18, 2020, CSAC AcquisitionCo completed its acquisition of DocHouse, LLC (“DocHouse”) through a membership interest purchase agreement. On December 23, 2020, CSAC PA, a wholly-owned subsidiary in Nevada, United States, completed its acquisition of CannTech PA through a membership interest purchase agreement. Collectively, the DocHouse and CannTech PA acquisitions are referred to as the “Q4 2020 Acquisitions”.

The details of the purchase price consideration consist of cash, debt, Subordinate Shares, and Exchangeable Shares.

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	DocHouse	CannTech PA	Total
	$	$	$
ASSETS ACQUIRED
Cash	-	2,383,373	2,383,373
Inventory, net	-	254,342	254,342
Prepaid expenses, deposits, and other current assets	-	525,989	525,989
Intangible assets - licenses/permits	13,072,485	62,099,558	75,172,043
Property, plant, and equipment	11,063,908	10,596,301	21,660,209
Right-of-use assets - operating	-	11,131,990	11,131,990
Deposits and other assets	-	204,132	204,132
Total assets acquired at fair value	24,136,393	87,195,685	111,332,078

LIABILITIES ASSUMED
Trade payables	290,512	715,912	1,006,424
Accrued liabilities	46,330	262,130	308,460
Advance from related parties	2,303,349	5,737,455	8,040,804
Lease liabilities - operating	-	11,170,076	11,170,076
Debts payable	-	8,271,432	8,271,432
Total liabilities assumed at fair value	2,640,191	26,157,005	28,797,196

Goodwill	-	3,015,000	3,015,000

Consideration transferred	21,496,202	64,053,680	85,549,882

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

DocHouse Asset Acquisition

DocHouse owns real property with a grower/processor permit in the Pennsylvania medical cannabis market.

As DocHouse did not meet the definition of a business according to ASC 805, it was recorded as an asset acquisition. Purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$17,477,788
Debt Payable	ii		1,934,964
Shares Issued	iii	128,265	2,083,450

Total		128,265	$21,496,202

Pursuant to the terms of the Definitive Agreement (“DocHouse Agreement”), Ayr satisfied the purchase price of $21.5 million for DocHouse through the following:

i.	$17.5 million of the DocHouse purchase price in the form of cash consideration, of which $12.4 million was paid on closing, $3.0 million was paid within three months, and $2.1 million was paid within six months of closing;

ii.	$1.9 million of the DocHouse purchase price in the form of promissory notes payables; and

iii.	$2.1 million of the DocHouse purchase price in the form of 128,265 Subordinate Shares of the Company. These shares have restrictions on their ability to be sold for six to twelve months (the “DocHouse Lock-Up Provision”). The fair value of the shares was determined by the share price at the date of acquisition and a 12.5% discount rate attributed to the contractual restrictions.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

CannTech PA Business Combination

CannTech PA is a vertically integrated cannabis company with a grower/processor and dispensary permit in the Pennsylvania medical market. CannTech PA has a permit to operate six retail dispensaries and a cultivation and processing facility.

The purchase consideration was comprised of the following:

		Shares	Fair Value
Cash	i		$25,160,864
Debt Payable	ii		13,917,181
Shares Issued	iii	1,310,041	24,975,635

Total		1,310,041	$64,053,680

Pursuant to the terms of the Definitive Agreement (“CannTech PA Agreement”), Ayr satisfied the purchase price of $64.1 million for CannTech PA through the following:

i.	$25.2 million of the CannTech PA purchase price in the form of cash consideration and settlement of the final working capital, which is deemed immaterial;

ii.	$15.2 million of the CannTech PA purchase price in the form of promissory notes payable. The fair value of the notes on the acquisition date was $13.9 million; and

iii.	$25.0 million of the CannTech PA purchase price in the form of 1,310,041 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. These shares have restrictions on their ability to be sold for four to twelve months (the “CannTech PA Lock-Up Provision”). The fair value of the shares was determined by the share price at the date of acquisition and a 12% discount rate attributed to the contractual restrictions.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

4.	BUSINESS COMBINATION AND ASSET ACQUISITIONS (Continued)

Fair Value Considerations

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Transactions accounted for as business combinations have been accounted for in accordance with ASC 805, with the results included in the Company’s net loss from the date of acquisition.

The earn-out consideration is measured at fair value based on unobservable inputs and is considered a Level 3 measurement. The fair value was determined by the Company’s share price at the acquisition date and other inputs based on other observable market data. The earn-out provisions in the Oasis, GSD, and PA Natural Agreements have been measured at fair value by using a Monte-Carlo simulation model. Refer to Note 13 for the contingent consideration fair value treatment subsequent to the acquisition.

Supplemental Pro-Forma Information

Revenue and income before taxes attributable to Liberty, Oasis, GSD, and PA Natural for the year ended December 31, 2021, were $125.7 million and $48 million, respectively, from their acquisition dates. The consolidated unaudited pro-forma revenue for the year ended December 31, 2020, would have increased $41.2 million had the acquisition of Liberty occurred on January 1, 2020. The other supplemental pro-forma information required by ASC 805-10-50-2h for the years ended December 31, 2021 and 2020 is not practicable.

5.	INVENTORY

The Company’s inventory includes the following:

	December 31, 2021	December 31, 2020
Materials, supplies, and packaging	$12,805,219	$3,530,275
Work in process	56,857,874	10,454,491
Finished goods	23,125,175	8,934,839
Incremental costs to acquire cannabis inventory in a business combination, net	574,717	-

Total inventory, net	$93,362,985	$22,919,605

Inventory reserve as of December 31, 2021 and 2020 was $2,267,192 and $nil, respectively.

Amount of inventory included in cost of goods sold during the years ended December 31, 2021 and 2020, was $156,063,649 and $62,205,497, respectively. There were no inventory write-downs taken during the years ended.

For the years ended December 31, 2021 and 2020, $43,863,688 and $nil, respectively, of expenses relating to the incremental costs to acquire cannabis inventory in a business combination is recognized in cost of sales on the statements of operations. This relates to the one-time adjustment of cannabis inventory from acquiree historical cost to fair value as part of the purchase price allocation.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

6.	PROPERTY, PLANT, AND EQUIPMENT

	Furniture and fixtures	Office equipment	Machinery and equipment	Auto and trucks	Buildings, leasehold improvements, and land	Construction in Progress	Total
Cost
As of January 1, 2020	$923,391	$312,486	$1,871,195	$130,298	$17,732,014	$17,146,625	$38,116,009
As of December 31, 2020	$1,075,916	$509,355	$6,733,139	$189,551	$45,641,170	$18,600,528	$72,749,659
As of December 31, 2021	$2,830,633	$4,488,246	$18,992,318	$1,021,291	$161,994,300	$95,853,330	$285,180,118
Accumulated Depreciation
As of January 1, 2020	$94,140	$41,736	$118,375	$13,978	$694,919	$-	$963,148
As of December 31, 2020	$276,450	$142,822	$360,674	$54,104	$2,811,529	$-	$3,645,579
As of December 31, 2021	$589,608	$457,477	$1,809,223	$219,632	$6,882,012	$-	$9,957,952
Net book value
As of January 1, 2020	$829,251	$270,750	$1,752,820	$116,320	$17,037,095	$17,146,625	$37,152,861
As of December 31, 2020	$799,466	$366,533	$6,372,465	$135,447	$42,829,641	$18,600,528	$69,104,080
As of December 31, 2021	$2,241,025	$4,030,769	$17,183,095	$801,659	$155,112,288	$95,853,330	$275,222,166

During the years ended December 31, 2021 and 2020, the Company capitalized borrowing costs of $8,372,691 and $1,360,605, respectively.

Depreciation and amortization expense relating to PPE for the years ended December 31, 2021 and 2020:

	Year Ended
	December 31, 2021	December 31, 2020
	$	$
Cost of goods sold	5,078,179	1,965,243
Expenses	1,920,905	829,745
Total depreciation relating to PPE	6,999,084	2,794,988

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill

There were no indicators of impairment during the years presented. As of December 31, 2021 and 2020, the Company’s goodwill is as follows:

Total
As of January 1, 2020	$54,948,360
Acquired through business combinations	3,015,000
As of December 31, 2020	$57,963,360
Acquired through business combinations	171,946,202
As of December 31, 2021	$229,909,562

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

7.	GOODWILL AND INTANGIBLE ASSETS (Continued)

Intangible Assets

Amortization expense is recorded within cost of goods sold and total expenses. The amount in cost of goods sold for the years ended December 31, 2021 and 2020, was $12,047,224 and $1,691,787, respectively. The following table represents intangible assets:

	Licenses/Permits	Right-to-use licenses	Host community agreements	Trade name / brand
Useful life (# of years)	15	15	15	5	Total
Cost
As of January 1, 2020	$22,000,000	$138,550,000	$35,000,000	$2,390,000	$197,940,000
As of December 31, 2020	$97,172,043	$139,650,000	$35,000,000	$2,390,000	$274,212,043
As of December 31, 2021	$999,833,782	$13,255,000	$36,000,000	$2,390,000	$1,051,478,782
Accumulated Amortization
As of January 1, 2020	$883,154	$5,561,864	$1,405,018	$287,828	$8,137,864
Amortization	1,668,503	9,236,666	2,333,333	478,000	13,716,502
As of December 31, 2020	$2,551,657	$14,798,530	$3,738,351	$765,828	$21,854,366
Amortization	40,247,931	7,633,028	2,350,000	478,000	50,708,959
As of December 31, 2021	$64,568,396	$662,750	$6,088,351	$1,243,828	$72,563,325
Net book value
As of January 1, 2020	$21,116,846	$132,988,136	$33,594,982	$2,102,172	$189,802,136
As of December 31, 2020	$94,620,386	$124,851,470	$31,261,649	$1,624,172	$252,357,677
As of December 31, 2021	$935,265,386	$12,592,250	$29,911,649	$1,146,172	$978,915,457

The anticipated amortization expense over the next five years is as follows:

Amortization	2022	2023	2024	2025	2026	2027 and beyond
Expense	$70,350,585	$70,417,252	$70,129,424	$69,939,252	$69,939,252	$634,793,003

8.	RIGHT-OF-USE ASSETS & LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	December 31, 2021		December 31, 2020
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted average discount rate	12.66%	11.76%	11.19%	14.85%
Weighted average remaining lease term	14.01 yrs	2.81 yrs	10.94 yrs	4.00 yrs

The maturity of the contractual undiscounted lease liabilities as of December 31, 2021, are as follows:

	Operating Leases	Finance Leases	Total
2022	$20,572,720	$5,301,840	$25,874,560
2023	20,969,868	5,248,585	26,218,453
2024	20,501,183	3,755,537	24,256,720
2025	19,900,712	316,545	20,217,257
2026	19,250,040	40,221	19,290,261
2027 and beyond	189,752,775	-	189,752,775
Total undiscounted lease liabilities	$290,947,298	$14,662,728	$305,610,026
Impact of discounting	(198,984,593)	(2,071,066)	(201,055,659)
Total present value of minimum lease payments	$91,962,705	$12,591,662	$104,554,367

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

8.	RIGHT-OF-USE ASSETS & LEASE LIABILITIES (Continued)

Payments related to capitalized leases during the years ended December 31, 2021 and 2020, are as follows:

	Year Ended
	December 31, 2021	December 31, 2020
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$4,818,319	$684,418
Lease liabilities - operating expense, G&A	8,517,965	2,083,580
Lease liabilities - finance
Amortization of right-of-use assets, COGS	1,049,787	17,040
Amortization of right-of-use assets, G&A	76,280	-
Interest on lease liabilities - finance, COGS	719,824	14,377
Interest on lease liabilities - finance, G&A	320,069	-
Total lease expense	$15,502,244	$2,799,415

9.	EQUITY INVESTMENTS

The Company has a 40% interest in Green Garden, LLC (“Green Garden”) and a 49% interest in Land of Lincoln Dispensary LLC (“Lincoln”). Management has concluded that the current interests do not provide control to the Company. Accordingly, the Green Garden and Lincoln investments have been accounted for using the equity method. The Lincoln acquisition has had no operating activity for the year ended December 31, 2021. The following table relates to the Company’s investment in Green Garden as of December 31, 2021, and 2020. The investment in Green Garden was written off in 2021 due to the acquisition of GSD:

	December 31, 2021	December 31, 2020
Balance, at the beginning of the period	$503,509	$427,399
Investment	81,609	109,700
Share of loss	(31,670)	(33,590)
Disposal	(553,448)	-
Carrying amount	$-	$503,509

The following table presents a summary of the balance sheets and statements of operations of Green Garden:

	December 31, 2021	December 31, 2020
Current assets	$-	$15,242
Non-current assets	-	-
Current liabilities	-	-
Revenue	-	-
Loss	-	(83,977)

During the year ended December 31, 2021, Ayr received $1,000,000 for an investment that had been previously written off. The amount was included in other income (expense).

10.	RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by an executive of Ayr, entered into a management agreement with the Company dated May 24, 2019. As of December 31, 2021, and 2020, $934,683 and $83,371 was included in prepaid expenses, a majority of which is for a letter of credit for an operating lease. Included in expenses for the years ended December 31, 2021 and 2020, are management fees of $11,085,048 and $4,125,611 that are included in general and administrative expenses and embedded lease fees of $574,516 and $462,300 that are included in operating lease expense, respectively.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

10.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees pay other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of December 31, 2021, and 2020, Glass House Brands Inc. (“Glass House”), formerly, Mercer Park Brand Acquisition Corp., a company that had limited services shared with the Company, owed to Ayr $nil and $135,000. This is included in due from related parties on the balance sheet. The arrangement ended during year ended December 31, 2021.

During the year ended December 31, 2021, the Company incurred fees from Panther Residential Management, LLC (“Panther”), a company partially owned by a board member of Ayr. The total incurred fees were $82,000 (2020: $102,000) of office expenses, $900,000 (2020: $450,000) of rental fees, and $241,783 (2020: $297,805) of interest expense.

Refer to Notes 11 and 14 for additional information around the debts payable and non-cash stock-based compensation plan and calculation, respectively, for the years ended December 31, 2021 and 2020.

11.	DEBTS PAYABLE & SENIOR SECURED NOTES

Senior Secured Notes

On December 10, 2020, the Company completed an offering to a syndicate of institutional investors comprising four-year senior secured promissory notes (the “December 2020 Notes”) with a face value of $110,000,000. The December 2020 Notes accrue interest of 12.5% per annum, payable semi-annually commencing on June 30, 2021, with a maturity 48 months from closing. These notes have the option to be paid off at face value in 24 months. The December 2020 Notes impose certain covenants and restrictions, including restrictions on the incurrence of debt, assets sales and dividends, and other distributions. The December 2020 Notes are secured by all assets of the Company and certain of its subsidiaries. Issuance costs totaling $6,473,895 were allocated to the December 2020 Notes and are being amortized over the 48 months.

On November 12, 2021, the Company completed a private placement offering of approximately $133 million aggregate principal amount of secured promissory notes at a premium price of $1,070 per $1,000, resulting in approximately $147 million of proceeds. The notes will be considered additional notes under the indenture governing the Company’s existing December 2020 Notes. The resulting yield-to-maturity is 9.8%.

Senior secured notes
As of January 1, 2020	$-
Debt issued	110,000,000
Debt issuance costs	(6,437,895)
Debt issuance costs amortized	90,858
As of December 31, 2020	103,652,963
Debt issuance costs	(2,142,242)
Debt issuance costs amortized	1,744,520
Senior Secured Notes issued	133,250,000
Senior Secured Notes premium	9,304,957
Senior Secured Notes premium amortized	(402,376)
Total senior secured notes payable as of December 31, 2021	$245,407,822
Total accrued interest payable related to senior secured notes as of December 31, 2021	$6,092,080

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

11.	DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Debt Payable

Debts payable
As of January 1, 2020	$43,995,661
Acquired through combinations and acquisitions	25,131,964
Less: repayment	(5,615,225)
Less: discounted to fair value	(1,279,819)
As of December 31, 2020	62,232,581
Discounted as of December 31, 2020	1,279,819
Acquired through combinations and acquisitions	87,474,904
Converted to equity	(7,429,389)
Less: repayment	(8,749,327)
Total debts payable, undiscounted as of December 31, 2021	134,808,588
Less: discounted to fair value	(950,977)
Total debts payable as of December 31, 2021	$133,857,611
Total accrued interest payable related to debts payable as of December 31, 2021	$4,900,570

The details of debts payable were as follows:

	December 31, 2021
	Related party debt	Non-related party debt	Total debt
Principal payments	$26,869,512	$107,939,076	$134,808,588
Less: current portion	2,847,566	5,264,157	8,111,723
Total non-current debt, undiscounted	$24,021,946	$102,674,919	$126,696,865
Less: discount to fair value	-	(950,977)	(950,977)
Total non-current debt	$24,021,946	$101,723,942	$125,745,888

The following table presents the future debt obligation as of December 31, 2021:

Future debt obligations (per year)
2022	$8,111,723
2023	16,446,496
2024	87,745,485
2025	22,504,884
Total debt obligations	$134,808,588

As part of the business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

Pursuant to the agreement to acquire Sira, the Company issued a related-party promissory note in the amount of $5,000,000 to a lender of Sira that is secured by all the assets of Sira. The note matures five years from May 24, 2019 with a 6% annual interest rate. In addition, the Company assumed a non-related party loan of $13,053 that matured on November 10, 2020 with a 5.49% annual interest rate.

Pursuant to the agreement to acquire Canopy, the Company issued a related-party promissory note in the amount of $4,500,000 to Canopy that is secured by all the assets of Canopy. The note matures five years from May 24, 2019 with a 6% annual interest rate. In addition, the Company agreed to assume a non-related party loan of $421,128 that matured on February 1, 2021, with a 10% annual interest rate.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

11.	DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Debt Payable (continued)

Pursuant to the agreement to acquire Washoe, the Company issued a related-party promissory note in the amount of $5,640,000 to the former members of Washoe that is secured by all the assets of Washoe. The note matures three years from May 24, 2019 with a 6% annual interest rate. In addition, the Company agreed to assume a related-party member loan that has $6,561,818 remaining, secured by an all-assets security interest over all assets of Washoe that matures three years from the closing date with a 6% interest rate. The note was amended in March 2020 to increase the interest rate to 7% in exchange for a three-month deferral of principal. The Company also agreed to assume non-related party notes of $2,525,000 and $190,000 that mature on September 1, 2022 and July 23, 2023, with 5% and 6% annual interest rates, respectively; both are secured by real property owned by Washoe or its subsidiaries. Total balances assumed were $2,397,152 and $190,000, respectively.

Pursuant to the agreement to acquire LivFree, the Company issued a related-party promissory note in the amount of $20,000,000 to the former members of LivFree that is secured by all the assets of LivFree. The note matures five years from May 24, 2019 with a 6% annual interest rate.

Pursuant to the agreement to acquire CannaPunch, the Company issued a related-party promissory note in the amount of $2,000,000 to the former members of CannaPunch that is secured by all the assets of CannaPunch. The note matures five years from the closing date with a 6% annual interest rate.

Pursuant to the DocHouse Agreement, the Company issued non-related party promissory notes in the amount of $1,934,964 to the former members of DocHouse. The note matures three years from the closing date with an 8% annual interest rate.

Pursuant to the CannTech PA Agreement, the Company issued non-related party promissory notes in the amount of $15,197,000, to the former members of CannTech PA that are secured by all the assets of CannTech PA. The fair value of the notes as of the CannTech PA acquisition date was $13,917,181. The note matures three and a half years from the closing date with a 9% annual interest rate. In addition, the Company agreed to assume non-related party loans of $8,000,000 that mature on July 1, 2023, with a 9% annual interest rate.

Pursuant to the Oasis Agreement, the Company issued non-related party promissory notes in the amount of $22,504,885, to the former members of Oasis that are secured by all the membership interests in Oasis. The notes mature four years from closing date with a 10% annual interest rate payable semi-annually.

Pursuant to the GSD Agreement, the Company issued non-related party promissory notes in the amount of $29,490,630, to the former members of GSD that are secured by all the assets of GSD. The note matures three years from the closing date with a 9% annual interest rate for the first year, and 12.5% thereafter. In addition, the Company agreed to assume a non-related party loan of $3,000,000 that matures on August 6, 2023, with a 9% annual interest rate.

Pursuant to the PA Natural Agreement, the Company issued non-related party promissory notes in the amount of $25,000,000, to the former members of PA Natural that is secured by all the assets of and a pledge of membership interests in PA Natural. The note matures three years from the closing date with an 8% annual interest.

Interest expense associated with related party debt payable for the years ended December 31, 2021 and 2020, was $1,767,194 and $2,031,297, respectively.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

11.	DEBTS PAYABLE & SENIOR SECURED NOTES (Continued)

Convertible Debt

Pursuant to the Liberty Agreement, the Company agreed to assume non-related party convertible debt with a face value of $4,325,000 and accrued interest of $153,055 with a 12% annual interest rate. The Company has the right to convert the debt into Subordinate Shares if the share price meets a minimum trading price. The fair value of the embedded derivative related to this conversion feature was $3,154,389. On March 4, 2021, the Company called the notes to either be paid out or converted into Subordinate Shares over a thirty-day period. During the year ended December 31, 2021, the debt was fully settled as $50,000 was paid and 232,259 Subordinate Shares were issued. There was no gain or loss recorded, as the transaction took place shortly after the initial fair value measurement.

12.	SHARE CAPITAL

The authorized share capital of the Company is comprised of the following:

Unlimited number of Subordinate Shares

•	1 vote per share (except that Limited Voting Shares have no rights to vote for directions).

•	Trading on the CSE under the symbol “AYR.A” and the OTC under the symbol “AYRWF”.

Unlimited Number of Multiple Voting Shares

•	25 votes per share.

•	Convertible into Subordinate Shares on a one-for-one basis. The shares are mandatorily converted into Subordinate Shares at the earlier of: (i) the date on which the aggregate number of Multiple Voting Shares has been reduced to less than 33 1/3% of those issued and outstanding on the first date of issuance thereof, and (ii) the date that is five years from the date of closing of the Qualifying Transaction.

•	Not traded on the CSE.

A summary of the outstanding share capital of the Company as of December 31, 2021, is comprised of the activity below. For additional shares reserved for issuance refer to Note 14 for stock-based compensation.

Initial Public Offering

On December 21, 2017, the Company completed its Offering and issued the following:

•	12,500,000 Class A Restricted Voting Units, along with 975,000 Class A Restricted Voting Units upon exercise of an over-allotment option granted to the Underwriter, totaling 13,475,000 Class A Restricted Voting Units.

•	3,696,486 Class B Shares to the Sponsor net of transaction costs and forfeitures.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

12.	SHARE CAPITAL (Continued)

Qualifying Transaction

On May 24, 2019, the Company completed its Qualifying Transaction. As a result,

•	13,474,000 Class A Restricted Voting Shares, which were previously classified as liabilities, were converted into Subordinate Shares. 1,000 of the Class A Restricted Voting shares were redeemed.

•	3,696,486 Class B Shares were converted into Multiple Voting Shares.

•	7,983,887 Exchangeable Shares of CSAC AcquisitionCo were issued as part of the purchase consideration of the Qualifying Transaction.

Post Qualifying Transaction

The following activity occurred subsequent to the Qualifying Transaction:

•	13,076,097 Subordinate Shares were issued in connection with the exercise of Warrants. Issued in connection with the exercise of Warrants were:

1.	298,200 shares related to an early exercise period commencing from July 15, 2019 until July 26, 2019 (“2019 Early Exercise Period”), 3,000,001 shares related to a warrant incentive program commencing on November 24, 2020 until December 8, 2020 (“2020 Incentive Program”), and 6,203,342 shares related to a warrant incentive program commencing on August 31, 2021 until September 30, 2021 (“2021 Incentive Program”).

2.	1,031,270 Warrants granted related to 670,591 shares exercised through a cashless conversion feature.

3.	57,224 Warrants forfeited on September 30, 2021 related to the 2021 Warrant Incentive Program.

•	389,905 Exchangeable Shares were issued as part of the make-whole provision liability as of November 20, 2019 and 614,515 Exchangeable Shares were issued as part of the make-whole provision liability on May 18, 2020.

•	1,370,170 Subordinate Shares were issued in connection with the conversion of 13,701,700 Rights, which were each redeemed for one tenth (1/10) of one Subordinate Share. Rights (“Rights”) were trading on the CSE under the symbol “AYR.RT” until they expired on May 25, 2021.

•	88,900 Subordinate Shares were repurchased and cancelled, and 568,300 Subordinates Shares were repurchased and held as a result of the Company’s stock repurchase program. The program allows purchasing up to 5% of the total issued and outstanding Subordinate Shares during each twelve-month period through the facilities of the CSE and other marketplaces.

o	On October 1, 2019, the Company commenced a stock repurchase program where 7,400 Subordinate Shares were repurchased and cancelled, and 63,800 Subordinate Shares were repurchased and are held by the Company as treasury shares. The program ended on September 30, 2020.

o	On August 25, 2021, the Company commenced a stock repurchase program where 81,500 Subordinate Shares were repurchased and cancelled, and 504,000 Subordinate Shares are held by the Company as treasury shares, as of December 31, 2021. 499,500 of repurchased Subordinate Shares cleared after December 31, 2021.

•	9,011,831 Exchangeable Shares were converted into Subordinate Shares as of December 31, 2021.

•	On January 14, 2021, the Company closed its equity offering of 4,600,000 Subordinate Shares at a price of $34.25CDN per share for total gross proceeds of approximately $123.7 ($157.6CDN) million, net of $5.7 ($7.2CDN) million of commission and expenses.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

12.	SHARE CAPITAL (Continued)

Post Qualifying Transaction (continued)

•	In relation to the exercise of 1,916,045 RSUs, 925,919 Subordinate Shares were issued due to net settlement.

•	37,234 Subordinate Shares were issued in connection with options exercised as of December 31, 2021.

Post Qualifying Transaction Combinations and Acquisitions

The following activity occurred subsequent to the Qualifying Transaction that relate to business combinations and asset acquisitions:

•	As part of the Q4 2020 Acquisitions, the Company issued:

o	128,265 Subordinate Shares of Ayr as part of the purchase consideration of the DocHouse Transaction.

o	1,310,041 Exchangeable Shares of CSAC PA as part of the purchase consideration of the CannTech PA Transaction.

•	As part of the Q1 2021 Acquisitions, the Company issued:

o	12,746,822 Subordinate Shares as part of the purchase consideration of Liberty.

o	4,570,434 Exchangeable Shares as part of the purchase consideration of Oasis. 2.0 million of the shares are in escrow and payable upon reaching certain cultivation targets at the facility under development.

•	As part of the Q3 2021 Acquisition, the Company issued:

o	1,511,334 Subordinate Shares as part of the purchase consideration of GSD NJ LLC.

•	As part of the Q4 2021 Acquisition, the Company issued:

o	814,329 Subordinate Shares as part of the purchase consideration of PA Natural.

On November 4, 2020, the Company created two new share classes, Restricted Voting Shares and Limited Voting Shares, including applying terms to such shares similar to those applicable to the existing Subordinate Voting Shares (except that Limited Voting Shares have no rights to vote for directors), and amended the terms of the existing Multiple Voting Shares and existing Subordinate Voting Shares by amending the requirements on who may hold Subordinate Voting Shares, which is limited to non-US persons. The amendment in share structure was designed to seek to ensure Ayr’s status as a Foreign Private Issuer.

Warrants

Warrants issued and outstanding are each exercisable on a one-for-one basis into Subordinate Shares. The fair value of each outstanding Warrant is $0.62. Each Warrant became exercisable for one Subordinate Share, at a price of $11.50CDN per share, commencing 65 days after the completion of the Qualifying Transaction (subject to adjustments, as further described below), and will expire on the day that is five years after the completion of the Qualifying Transaction (being May 24, 2024), or may expire earlier if the expiry date of the Warrants is accelerated. Such warrants were recorded as a component of shareholders’ equity, since they were denominated in the functional currency of Ayr. On October 27, 2021, Ayr amended the Warrant agreement to convert the exercise price to $9.07US.

For the 2019 Early Exercise Period and 2020 Incentive Program issuances, the Company made an incentive payment of $0.50CDN, resulting in an exercise price of $11.00CDN. For the 2021 Incentive Program issuances, the Company accelerated the expiration date of all Warrants other than those held by Mercer Park and made an incentive payment of $0.75CDN, resulting in an exercise price of $10.75CDN. Total cash proceeds from the exercise of Warrants for the years ended December 31, 2021 and 2020 was $55,691,685 and $48,489,148, respectively. The change in fair value of warrants related to the inducement of the 2021 Incentive Program and 2020 Incentive Program were $4.5 million and $7.0 million, respectively, which were fair valued using a Black-Scholes model and are treated as equity issuance cost.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

12.	SHARE CAPITAL (Continued)

Warrants (continued)

The average remaining life of Warrants is 2.4 years with an aggregate intrinsic value of $16.4 million. The number of Warrants outstanding as of December 31, 2021 and 2020 is:

	Number	Amount
Balance as of December 31, 2019	16,060,858	$9,979,446
Exercise of Warrants	(5,574,446)	(3,463,693)
Balance as of December 31, 2020	10,486,412	$6,515,753

Balance as of December 31, 2020	10,486,412	$6,515,753
Exercise of Warrants	(7,555,130)	(4,694,395)
Forfeitures of Warrants, due to expiration	(57,224)	(35,556)
Balance as of December 31, 2021	2,874,058	$1,785,802

13.	DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

As part of the purchase price of the Qualifying Transaction, the Company entered into make-whole provisions relating to the Exchangeable Shares issued. The Company uses a Monte-Carlo simulation model to estimate the fair value of the make-whole provision liability. Upon initial recognition, the Company recorded a derivative liability of $2,813,718. On November 20, 2019, the Company issued a total of 389,905 Exchangeable Shares with a value of $3,245,180 as a partial settlement of the make-whole liability. On May 18, 2020, the Company issued the remaining shares related to the make-whole liability, a total of 614,515 Exchangeable Shares with a value of $3,765,927.

The earn-out provision related to the acquisition of Sira is measured at fair value by taking a probability-weighted average of possible outcomes, as estimated by management, and discounting the payment to a present value. Upon initial recognition, the fair value of the contingent consideration liability was recorded as $21,821,132. As of December 31, 2021 and 2020, the fair value was $25,315,871 and $22,961,411, respectively.

The earn-out provisions related to the acquisitions of Oasis, GSD, and PA Natural are measured at fair value using a Monte-Carlo simulation to estimate the fair value through the end of the earn-out period. Upon initial recognition, the fair value of the contingent consideration liabilities were recorded as $117,615,000, $89,561,000, and $39,041,245, respectively.

As of December 31, 2021, the fair value of Oasis’s earn-out provision was $28,667,000. As of December 31, 2021, the fair value of GSD’s provision was $91,671,000. As of December 31, 2021, the fair value of PA Natural’s provision was $39,868,080.

The fair value adjustment relating to derivative liabilities has been reflected in the financial statements under “Fair value gain (loss) on financial liabilities” as detailed below:

	Year Ended
	December 31, 2021	December 31, 2020
(Loss) from FV adjustment on make-whole provision	$-	$(225,125)
Gain (loss) from FV adjustment on contingent consideration	83,656,706	(304,430)
Gain from FV adjustment on purchase consideration settlement	102,351	-
Total	$83,759,057	$(529,555)

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

14.	STOCK-BASED COMPENSATION

The Company has adopted an Equity Incentive Plan (“the Plan”), as amended on May 2, 2021, which allows the Company to compensate qualifying plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. Under the Plan, the Company may grant stock options, RSUs, performance compensation awards, and unrestricted stock bonuses or purchases.

In addition, CSAC AcquisitionCo established a Restricted Stock Plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Subordinate Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis.

The stock-based compensation expense is based on either the Company’s share price for service-based conditions or the Company’s share price fair value on the date of the grant. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. During the year ended December 31, 2021, there were 650,000 of both market and performance based RSUs granted. During the years ended December 31, 2021, and 2020, the Company recognized stock-based compensation relating to the granting of RSUs in the current and prior periods, except for the performance based RSUs as they did not meet the probable threshold. During the years ended December 31, 2021 and 2020, there were no forfeitures of nonvested RSUs.

During the years ended December 31, 2021, and 2020, 1,916,045, of which 925,191 were issued due to net settlement, and nil Subordinate Shares vested, respectively. The result of the net settlement was 990,854 Subordinate Shares were withheld with a total value of $28,536,340 to pay income taxes on behalf of the grantees. The average remaining life of unvested RSUs is one year with an expected expense over the next 12 months of $38.1 million, with an aggregate intrinsic value of $113.2 million using the stock price as of December 31, 2021. See Note 12 for options granted during the period.

		Weighted Average
		Grant Date Fair
	Number	Value
RSUs outstanding and nonvested, as of January 1, 2020	3,835,150	$17.49
Granted	400,000	$8.41
RSUs outstanding and nonvested, as of December 31, 2020	4,235,150	$16.63
Granted	5,781,031	17.79
Vested	(1,916,045)	(18.44)
RSUs outstanding and nonvested, as of December 31, 2021	8,100,136	$18.83

Options

As part of the Liberty acquisition, the Company issued replacement options to certain employees of Liberty who became employees of the Company and recorded additional paid-in capital of $4,452,917 in relation to 248,412 options, which were fully vested as of the date of acquisition. The range of exercise price is between $8.47 and $23.66. The estimated remaining life of the options is approximately one year with an aggregate intrinsic value of $0.4 million.

		Weighted Average
	Number of options	Fair Value
Balance as of December 31, 2020	-	$-
Replacement options issued	248,412	17.93
Options exercised	(37,234)	17.93
Options sold to cover income taxes	(13,347)	17.93
Balance as of December 31, 2021	197,831	17.93

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

15.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state governmental regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state governmental regulations as of December 31, 2021, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no material pending or threatened lawsuits that could be reasonably expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company's directors, officers or affiliates are an adverse party or have a material interest adverse to the Company's interest.

Construction Commitments

As of December 31, 2021, the Company had $60.2 million of open commitments to contractors.

Acquisitions – Definitive Agreement and Term Sheet

Nevada

On July 19, 2021, the Company entered a definitive purchase agreement to acquire Tahoe Hydroponics Company, LLC (Tahoe Hydro”), a cultivation and production company, and NV Green, Inc (“NV Green”) a production company. Ayr intends to purchase 100% of the membership interest in Tahoe Hydro and NV Green, adding two cultivation licenses, one production license, and one distribution license to Ayr’s Nevada footprint. The terms of the transaction, subject to adjustment, include consideration of $17 million, made up of $5 million in cash, $3.5 million in debt, and approximately $8.5 million in stock. The acquisition is subject to customary closing conditions and regulatory approvals. See Note 18 for activity after year end.

Massachusetts

On September 7, 2021, the Company entered a definitive agreement to acquire Cultivauna, LLC (“Cultivauna”), the owner of Levia branded cannabis infused beverages and tinctures. Ayr intends to purchase 100% membership interests in Cultivauna. The terms of the transaction include upfront consideration of $20 million, made up of $10 million in cash and $10 million in stock. An earn-out payment of up to an additional $40 million of stock consideration will be contingent on the achievement of revenue targets in 2022 and 2023. The acquisition is subject to customary closing conditions, regulatory approvals, and reaching an agreement on definitive documentation. See Note 18 for activity after year end.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

15.	COMMITMENTS AND CONTINGENCIES (Continued)

Acquisition – Definitive Agreement and Term Sheet (continued)

Illinois

On July 20, 2021, the Company entered into a definitive agreement to acquire Herbal Remedies Dispensaries, LLC (“Herbal”), an operator of two licensed retail dispensaries in Illinois. Ayr intends to purchase 100% membership interests in Herbal. The terms of the transaction, subject to adjustment, include consideration of $30 million, made up of $8 million in cash, $12 million in sellers’ notes, and $10 million in stock. The acquisition is subject to customary closing conditions and regulatory approvals.

On August 9, 2021, Lincoln was awarded a conditional retail dispensary license in Illinois via the state’s lottery process.

On November 22, 2021, the Company has entered into a definitive agreement to acquire Gentle Ventures, LLC and certain of its affiliates d/b/a Dispensary 33 (“Dispensary 33”) that collectively own and operate two licensed retail dispensaries in Chicago, Illinois. Purchase consideration consists of $55 million upfront, including $12 million in cash, $3 million seller notes and $40 million in stock. An earn-out is payable if certain performance targets are achieved through September 30, 2022. The acquisition is subject to customary closing conditions and regulatory approvals.

16.	FINANCIAL RISK FACTORS

(a)	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Company uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

• Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

16.	FINANCIAL RISK FACTORS (Continued)

(a)	Fair value (continued)

• Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There were no transfers between levels in the hierarchy. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

The carrying values of cash, deposits, accounts receivables, trade payables, accrued liabilities, accrued interest payable, and purchase consideration payable approximate their fair values because of the short-term nature of these financial instruments. Long-term debt is recorded at amortized cost.

The following table summarizes the fair value hierarchy for the Company’s financial assets and liabilities that are re-measured at their fair values periodically:

December 31, 2021	Level 1	Level 2	Level 3	Total
Financial Liabilities
Contingent consideration	$-	$-	$185,521,950	$185,521,950

December 31, 2020
Financial Liabilities
Contingent consideration	$-	$-	$22,961,411	$22,961,411

The following table summarizes the inputs used to value the contingent consideration in the table above:

Equity Volatility	52.4% - 53.13%
Revenue Volatility	26.60%
Risk-free rate	0.47% - 0.56%
Revenue RMRP	12.07%
Credit Risky Rate	10.50%
Discount Rate	8.40%

The Company is exposed to credit risk, liquidity risk, and interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members of the Board of Directors that advise on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by policies and procedures and financial risks are identified, measured, and managed in accordance with the Company’s policies and the Company’s risk appetite.

(b)	Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, deposits, and accounts receivable. To address its credit risk arising from cash and deposits, the Company ensures to keep these balances with reputable financial institutions. As of December 31, 2021, and 2020, substantially all of cash is estimated to be exposed to credit risks. The components of accounts receivable as of December 31, 2021, and 2020, were:

	0-30 days	31-90 days	Over 90 days	Total
Balance, as of December 31, 2021	$4,940,734	$1,649,187	$822,985	$7,412,906
Balance, as of December 31, 2020	2,995,368	469,033	-	3,464,401

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

16.	FINANCIAL RISK FACTORS (Continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash in a cost-effective manner to fund its obligations as they come due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company manages liquidity risk through maintaining sufficient funds on hand and continuously monitoring forecast and actual cash flows. Refer to Notes 8 and 11 for future lease and debt commitments. The Company has the following gross obligations as of December 31, 2021, which are expected to be payable:

	Less than 1 year	1-5 years	> 5 years	Total
Trade payables and accrued liabilities	$59,706,915	$-	$-	$59,706,915
Lease obligations	25,874,560	89,982,691	189,752,775	305,610,026
Purchase consideration	811,586	-	-	811,586
Income tax payable	28,914,949	-	-	28,914,949
Debt Payable	8,111,723	126,696,865	-	134,808,588
Contingent consideration	10,000,000	42,500,000	-	52,500,000
Senior secured notes	-	243,250,000	-	243,250,000
Accrued interest payable	7,541,634	3,451,016	-	10,992,650
	$140,961,367	$505,880,572	$189,752,775	836,594,714

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts have fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

(e)	Currency risk

The operating results and financial position of the Company are reported in United States dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the United States dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of December 31, 2021 and 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Company believes that a change in exchange rates will not have a significant impact on financial results. The Company performed a sensitivity analysis on the conversion rate applied to Canadian balances:

	Value at year end			Effect on fair value, as at
	Dr (Cr.)			December 31, 2021
Balance sheet account	CDN $	Conversion rate	Sensitivity	$
Cash	52,084,128	0.7825	Increase / Decrease 1%	407,558

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

17.	TAXATION

The Company is a Canadian corporation and is classified as a U.S. domestic corporation for U.S. federal income tax purposes under the Section 7874(b) “inversion” rules of the U.S. Tax Code therefore is subject to taxation both in Canada and the United States. The Company maintains all of its operations in the United States. As the Company operates in the cannabis industry, it is subject to the limitations of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss.

The domestic and foreign components of loss before income taxes for the years ended December 31, 2021 and 2020 are as follows:

	Year Ended
	2021	2020
Domestic	$23,500,189	$6,426,623
Foreign	(11,191,729)	(8,944,609)
Income (loss) before income taxes	12,308,460	(2,517,986)

For the years ended December 31, 2021 and 2020 income taxes expense consisted of:

	Year Ended
	2021	2020
Current taxes:
Federal	$38,461,470	$18,957,490
State	7,358,780	2,813,100
Total Current	45,820,250	21,770,590
Deferred taxes:
Federal	(13,414,139)	110,928
State	(3,145,200)	205,945
Foreign	(2,980,526)	(1,386,577)
Change in valuation allowance	2,980,526	1,386,577
Total Deferred	(16,559,339)	316,873
Total income tax expense:	$29,260,911	$22,087,463

The difference between the income tax expense for the years ended December 31, 2021 and 2020 and the expected income taxes based on the statutory tax rate applied to income (loss) before income tax as follows:

	Years Ended
	2021	2020
Income (Loss) before income taxes	$12,308,460	$(2,517,986)
Statutory tax rates	21%	21%
Expense (Recovery) based on statutory rates	2,584,776	(528,777)
Foreign tax rate differential	(671,504)	(536,978)
State taxes	4,981,840	2,990,031
Acquisitions costs	1,856,910	491,748
Non-deductible expenses	18,235,273	18,705,349
Tax rate change	(767,185)	206,828
Change in valuation allowance	2,980,526	1,386,577
Other differences	60,275	(627,315)
Income tax expense	$29,260,911	$22,087,463

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

17.	TAXATION (Continued)

At December 31, 2021 and 2020, the components of deferred tax assets and liabilities were as follows:

	Year Ended December 31,
	2021	2020
Deferred tax assets
Net operating losses	$7,966,924	$4,686,002
Share issuance costs	2,245,164	2,598,470
Investments	34,185	146,724
Inventory	153,007	161,508
Other assets	1,051,992	50,782
Total deferred tax assets	11,451,272	7,643,486
Valuation allowance	(8,552,068)	(5,571,542)
Total deferred tax assets	2,899,204	2,071,944
Deferred tax liabilities
Depreciation	$(6,071,445)	$(81,156)
Amortization	(64,197,066)	(14,905,067)
Debt financing costs	(1,821,085)	(1,713,700)
Other liabilities	(890,927)	(50,012)
Total deferred tax liabilities	(72,980,523)	(16,749,935)
Net deferred tax liabilities	$(70,081,319)	$(14,677,991)

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company assesses the positive and negative evidence to determine if sufficient future taxable income is expected to be generated to use the existing deferred tax assets. On the basis of our assessment, the valuation allowance increased $3.0 million and $1.4 million, respectively, as of December 31, 2021 and 2020.

As of December 31, 2021 and 2020, Ayr had $29.5 million and $17.4 million, respectively of gross Canadian net operating loss carryforwards which will begin expire to in 2038.

The Company operates in a number of United States state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with ASC 740—Income Taxes, the Company recognizes the benefits of uncertain tax positions in our financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. Ayr files income tax returns in the United States, various state jurisdictions, and Canada, which remain open to examination by the respective jurisdictions for the 2018 tax year to the present.

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

18.	SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date the financial statements were issued.

Subsequent to December 31, 2021, the Company entered into an interim management services agreement with Tahoe Hydro and NV Green whereby Ayr is providing services under a management agreement.

Subsequent to December 31, 2021, the Company completed its definitive agreement with Cultivauna. Supplemental pro-forma information required by ASC 805 is not practicable.

Subsequent to December 31, 2021, pursuant to the PA Natural Agreement, the Company paid out the earn-out provision from the PA Natural purchase price. The amount consisted of $10.0 million of cash, $14.9 million of promissory notes, and $14.9 million of Exchangeable Shares.

Subsequent to December 31, 2021, the Company entered into a loan agreement with a community bank for total proceeds of $26.2 million, with a 4.625% annual interest rate. The loan is secured with a first mortgage lien on certain real property and matures five years from the date of the agreement, with an option to extend for an additional five years.